			Exhibit 12(b)

Entergy Gulf States Louisiana, L.L.C.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2006	2007	2008	2009	2010

Fixed charges, as defined:
Total Interest charges	$149,780	$163,409	$131,197	$118,243	$101,318
Interest applicable to rentals	8,928	8,773	9,197	3,767	2,204

Total fixed charges, as defined	158,708	172,182	140,394	122,010	103,522

Preferred dividends, as defined (a)	5,969	6,514	1,151	1,306	1,344

Combined fixed charges and preferred dividends, as defined	$164,677	$178,696	$141,545	$123,316	$104,866

Earnings as defined:
Net Income	$211,988	$192,779	$144,767	$153,047	$190,738
Add:
Income Taxes	107,067	123,701	57,197	89,185	75,878
Fixed charges as above	158,708	172,182	140,394	122,010	103,522

Total earnings, as defined	$477,763	$488,662	$342,358	$364,242	$370,138

Ratio of earnings to fixed charges, as defined	3.01	2.84	2.44	2.99	3.58

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.90	2.73	2.42	2.95	3.53

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.